UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

Pursuant to Section 12(b) or (g) of the

Securities Exchange Act of 1934

LI-CYCLE HOLDINGS CORP.

(Exact Name of Registrant as Specified in its Charter)

Ontario, Canada	N/A
(State of Incorporation or Organization)	(IRS Employer Identification Number)

207 Queens Quay West, Suite 590 Toronto, Ontario	M5J 1A7
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Share Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act:

None

Explanatory Note

This Amendment No. 1 to Form 8-A is being filed by the registrant for the purpose of amending and supplementing the description of the registrant’s securities contained in the Form 8-A filed by the registrant with the Securities and Exchange Commission (the “SEC”) on November 1, 2023.

Item 1.	Description of Securities To Be Registered.

Li-Cycle Holdings Corp. (the “Company”), a corporation incorporated in the Province of Ontario, entered into an amendment effective as of March 11, 2024 (“Amendment No. 1”), to the Rights Agreement, dated as of October 31, 2023 (the “Rights Agreement”), between the Company and Continental Stock Transfer & Trust Company, as Rights Agent.

The purpose of Amendment No. 1 is to amend the definition of “Acquiring Person” to exempt Glencore Canada Corporation (the “Purchaser”) or its affiliates and associates (such persons together, “Glencore”) from the definition of Acquiring Person to permit Glencore’s beneficial ownership in certain circumstances that would otherwise be in excess of the 20% trigger threshold calculated in the manner set forth in the Rights Agreement.

Amendment No. 1 provides that Glencore will not be deemed an “Acquiring Person,” either individually or together, solely by virtue of, or as a result of, (A) Glencore’s beneficial ownership of the Company’s common shares (the “Common Shares”) issuable upon conversion of the convertible notes in the aggregate principal amount of $200 million due in 2027 plus any accrued and unpaid interest (as such notes may be amended and restated from time to time, the “Existing Glencore Convertible Note”), issued pursuant to that certain note purchase agreement, dated as of May 5, 2022 (the “2022 Note Purchase Agreement”) including such Common Shares issuable pursuant to the Company’s right to elect to pay interest-in-kind pursuant to the terms of the Existing Glencore Convertible Note or the issuance to Glencore and the exercise of any warrants upon the redemption of the Existing Glencore Convertible Note in accordance with the terms of the Existing Glencore Convertible Note; (B) the valid and binding approval, execution, and delivery of a note purchase agreement by and among the Company, the Purchaser and an affiliate of the Purchaser (the “2024 Note Purchase Agreement” and together with the 2022 Note Purchase Agreement, the “Convertible Note Purchase Agreements”), by and among the Company, Purchaser and an affiliate of Purchaser to issue to Purchaser a senior secured convertible note due March 2029 in the aggregate principal amount of $75 million (the “Senior Secured Convertible Note” and together with the Existing Glencore Convertible Note, the “Convertible Notes”) and the issuance of the Senior Secured Convertible Note to Glencore; (C) the issuance to Glencore of Common Shares upon conversion of the Senior Secured Convertible Note, in whole or in part, in accordance with the terms and conditions thereof, including any such Common Shares issued in connection with any interest the Company elects to pay-in-kind; (D) the issuance to Glencore and the subsequent exercise of any warrants upon the redemption of the Senior Secured Convertible Note in accordance with the terms and conditions thereof; and (E) the performance or consummation of any of the other transactions contemplated by the Convertible Note Purchase Agreements or Convertible Notes, (the foregoing actions, the “Permitted Events”); provided however, that Glencore shall be deemed an Acquiring Person if Glencore becomes the beneficial owner of such number of additional Common Shares in excess of 5% of the Common Shares outstanding as of the date of the 2024 Note Purchase Agreement (other than (w) any Common Shares acquired by any employee of Glencore then providing services to the Company as a member of the Board pursuant to any equity grant awarded for such service or requirement to own Common Shares in accordance with any then applicable ownership guidelines, (x) pursuant to one or more Permitted Events, (y) as a result of a reduction in the number of Common Shares outstanding due to the repurchase of Common Shares by the Company or (z) pursuant to a stock split, stock dividend or similar transaction).

The definition of “Acquiring Person” is further amended to provide an exemption for any transferee of Glencore, and any transferee of any such transferee that, in any such case, has acquired beneficial ownership of Common Shares in accordance with the transfer restrictions set forth in Section 5(e) of the 2022 Note Purchase Agreement or Section 5(d) of the 2024 Note Purchase Agreement, as applicable, including beneficial ownership acquired as a result of the occurrence of one or more Permitted Events following such transfer; provided however, that notwithstanding the foregoing and for the avoidance of doubt, such transferee shall be deemed an Acquiring Person if it or any of its affiliates or associates shall become the beneficial owner of any additional Common Shares from and after the date of such transfer (other than (x) pursuant to one or more Permitted Events, (y) as a result of a reduction in the number of Common Shares outstanding due to the repurchase of Common Shares by the Company or (z) pursuant to a stock split, stock dividend or similar transaction).

The foregoing description of the material terms of Amendment No. 1 does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and Amendment No. 1, each of which is attached hereto as an exhibit and is incorporated herein by reference.

Item 2.	Exhibits.

4.1

Rights Agreement, dated as of October 31, 2023, by and between Li-Cycle Holdings Corp. and Continental Stock Transfer & Trust Company as rights agent (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form 8-A, filed on November 1, 2023).

4.4	Amendment No. 1 to the Rights Agreement, dated as of March 11, 2024, by and between Li-Cycle Holdings Corp. and Continental Stock Transfer & Trust Company as rights agent.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: March 12, 2024

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name: Ajay Kochhar
Title: Chief Executive Officer